Exhibit 99.1

News Release
NYSE, TSX: NTR

September 8, 2025

Nutrien Announces Agreement for Sale of Equity Position in

Profertil S.A.

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it has entered into an agreement to sell its 50 percent equity position in Argentina-based nitrogen producer Profertil S.A. (Profertil) to Adecoagro S.A. and Asociacion de Cooperativas Argentinas Coop Ltda through a joint acquisition. The purchase price for Nutrien’s shares in Profertil is expected to be approximately US$600 million on a pre-tax basis.

“The agreement to sell our equity stake in Profertil advances our strategy to focus on assets and geographies that are core to our long-term vision,” commented Ken Seitz, Nutrien’s President and CEO. “We intend to allocate the sale proceeds to initiatives consistent with our capital allocation priorities, including targeted growth investments, share repurchases and debt reduction. We believe these initiatives will enhance the quality of Nutrien’s earnings and support long term growth in free cash flow.”

The transaction is subject to customary closing conditions and is expected to be completed before the end of 2025. Under the Profertil shareholder agreement, the remaining 50 percent equity owner holds a 90-day right of first refusal to purchase Nutrien’s equity on the same terms and conditions.

BofA Securities is acting as financial advisor to Nutrien.

The proportionate share of Profertil earnings recorded in Nutrien’s Nitrogen operating segment totaled approximately US$60 million over the previous four quarters.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

Forward-Looking Statements

This news release contains certain forward-looking statements and forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, the transaction, including the terms and expecting timing for completion thereof; expected purchase price; expectations regarding our capital allocation intentions and strategies; and expected future financial results.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this presentation. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and readers should not place an undue reliance on these assumptions and the forward-looking statements to which they relate. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete and realize the anticipated benefits of the transaction; the ability of Nutrien and to satisfy the conditions to closing of the transaction in a timely manner; that all required third party approvals or waivers in connection with the transaction can be obtained on the necessary terms in a timely manner, including with respect to any rights of first refusal; general economic conditions, including prevailing commodity prices and interest rates; prevailing regulatory, tax and environmental laws and regulations; that counterparties will comply with contracts in a timely manner; and assumptions with respect to the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, commodity prices, inflation and interest rates and supply chains.

Although Nutrien believes the expectations and material factors and assumptions reflected in the forward-looking information herein are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. The forward-looking information is not a guarantee of future performance and is subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to, the ability of Nutrien and Adecoagro S.A. and Asociacion de Cooperativas Argentinas Coop Ltda to satisfy, in a timely manner, the other conditions to the closing of the transaction; the actions of third parties, including with respect to any rights of first refusal; risks relating to Argentina and the impacts on, among other things, global supply and demand, commodity prices, inflation and interest rates and supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933-8545 – jeff.holzman@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – simon.a.scott@nutrien.com

Contact us at: www.nutrien.com

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